# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gamehaus Holdings Inc., CIK 0002000530
CUSIP: G3731B108
Title of class of securities: Class A Ordinary Share
Address of issuer's principal executive offices: 5th Floor, Building 2, No. 500 Shengxia, Pudong New District, Shanghai, China (F4), 201210
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002080107

## Reporting persons
- Yimin Cai: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 2,657,477; sole dispositive power 0; shared dispositive power 2,657,477; aggregate amount beneficially owned 2,657,477 (7% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 2,657,477 Class A ordinary shares held by Carmira Holding Limited as of June 30, 2025. Percentage of class is calculated based on 37,971,245 Class A ordinary shares outstanding as of June 30, 2025.
- Carmira Holding Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 2,657,477; sole dispositive power 0; shared dispositive power 2,657,477; aggregate amount beneficially owned 2,657,477 (7% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 2,657,477 Class A ordinary shares held by Carmira Holding Limited as of June 30, 2025. Percentage of class is calculated based on 37,971,245 Class A ordinary shares outstanding as of June 30, 2025.

## Item 1. Issuer
Name of issuer: Gamehaus Holdings Inc.
Address of issuer's principal executive offices: 5th Fl, Bldg. 2, No. 500 Shengxia Road, Pudong New District, Shanghai, China, 201210

## Item 2. Person Filing
Name of person filing:
Carmira Holding Limited

Yimin Cai

The shares reported herein are directly held by Carmira Holding Limited. Yimin Cai is the controlling shareholder of Carmira Holding Limited. Accordingly, Yimin Cai may be deemed to indirectly beneficially own the securities of the Issuer held by Carmira Holding Limited.
Address of principal business office or, if none, residence:
Carmira Holding Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands

Yimin Cai: 5th Floor, Building 2, No. 500, Shengxia Road, Pudong New Area, Shanghai, People's Republic of China
Citizenship:
Carmira Holding Limited: British Virgin Island

Yimin Cai: the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,657,477
Percent of class: 7.00%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,657,477
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,657,477

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and between Carmira Holding Limited and Yimin Cai

## Signatures
- Yimin Cai: /s/ Yimin Cai, Yimin Cai (08/15/2025)
- Carmira Holding Limited: /s/ Yimin Cai, Yimin Cai/Director (08/15/2025)